Ladbrokes PLC



# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

| *DIRECTORS* | *NO. OF SHARES PURCHASED (NOTE 1)* | *NO. OF BONUS SHARES AWARDED (NOTE 2)* | *CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES* |
|---|---|---|---|
| CHRISTOPHER BELL | 31 | 15 | 2,359 |
| JOHN O'REILLY | 31 | 15 | 2,359 |
| **PDMRs** | | | |
| MIKE O'KANE | 31 | 15 | 2,359 |
| MICHAEL NOBLE | 31 | 15 | 2,359 |
| RICHARD AMES | 32 | 16 | 538 |
| BRYAN TAKER | 31 | 16 | 386 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 JULY 2008 AT 243.00P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.



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AESP080609CA

Ladbrokes PLC



# VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 JULY 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,838,214 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,077,646. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

# Ladbrokes PLC

RECEIVED

2008 SEP 26 A 11: 24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

| *DIRECTORS* | *NO. OF SHARES PURCHASED (NOTE 1)* | *NO. OF BONUS SHARES AWARDED (NOTE 2)* | *CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES* |
|---|---|---|---|
| CHRISTOPHER BELL | 28 | 14 | 2,401 |
| JOHN O'REILLY | 28 | 14 | 2,401 |
| **PDMRs** | | | |
| MIKE O'KANE | 28 | 14 | 2,401 |
| MICHAEL NOBLE | 28 | 14 | 2,401 |
| RICHARD AMES | 28 | 14 | 580 |
| BRYAN TAKER | 29 | 14 | 429 |
| BRIAN WALLACE | 29 | 15 | 202 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 AUGUST 2008 AT 263.50 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

# TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Ladbrokes plc |

| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
|---|---|
| An acquisition or disposal of voting rights | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| **3. Full name of person(s) subject to the notification obligation:** | Citigroup Global Markets UK Equity Limited |
| **4. Full name of shareholder(s)** (if different from 3.): | N/A |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 08 Aug 08 |
| **6. Date on which issuer notified:** | 12 Aug 08 |
| **7. Threshold(s) that is/are crossed or reached:** | 5.00% |
| **8. Notified details:** | |

**A: Voting rights attached to shares**

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB00B0ZSH635 | 29,865,456 | 29,865,456 | 30,042,716 | 30,042,716 | 0 | 5.01% | 0.00% |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| N/A | | | | |

## Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 30,042,716 | 5.01% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |

| 13. Additional information: | |
|---|---|

# VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 29 AUGUST 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 632,302,048 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,541,480. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR M J NOBLE, A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY, UNDER THE LADBROKES PLC INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

| | **OPTIONS GRANTED**<br>**NO. OF ORDINARY SHARES OF 281/3P EACH** |
|---|---|
| M J NOBLE | 20,000 |

THE OPTIONS WERE GRANTED ON 1 SEPTEMBER 2008 AT A PRICE OF 225.85P PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

FOLLOWING THIS TRANSACTION, MR NOBLE HOLDS OPTIONS TO PURCHASE A TOTAL OF 181,009 SHARES UNDER THE INTERNATIONAL SCHEME.



dsi080904mjn

Ladbrokes PLC

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

| *DIRECTORS* | *NO. OF SHARES PURCHASED (NOTE 1)* | *NO. OF BONUS SHARES AWARDED (NOTE 2)* | *CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES* |
|---|---|---|---|
| CHRISTOPHER BELL | 34 | 17 | 2,452 |
| JOHN O'REILLY | 34 | 17 | 2,452 |
| **PDMRs** | | | |
| MIKE O'KANE | 34 | 17 | 2,452 |
| MICHAEL NOBLE | 34 | 17 | 2,452 |
| RICHARD AMES | 34 | 17 | 631 |
| BRYAN TAKER | 33 | 17 | 479 |
| BRIAN WALLACE | 34 | 17 | 253 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 SEPTEMBER 2008 AT 221.25 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

aesp080908

Ladbrokes PLC

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY N M H JONES, SENIOR INDEPENDENT DIRECTOR, THAT HE HAS TODAY PURCHASED 20,000 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 210P PER SHARE.

FOLLOWING THE PURCHASE, MR JONES IS BENEFICIALLY INTERESTED IN 55,000 SHARES.



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